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17016741

SEC
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MAR 06 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Fish Cove Road
(No. and Street)

Meredith	NH	03253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue, Suite 100	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, [signature], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Dunn [signature]

Digitally signed by Paul Dunn

Signature

[signature]

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On February 27th, 2017 before me, A. Weber Notary Public
(insert name and title of the officer)

personally appeared Paul Dunn,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

A. WEBER
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2114692
ORANGE COUNTY
My Comm. Exp. June 9, 2019

Signature [signature] (Seal)



Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bluerock Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bluerock Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bluerock Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Bluerock Capital Markets, LLC stated that Bluerock Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bluerock Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bluerock Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

East Lansing, Michigan
February 23, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member
Bluerock Capital Markets, LLC

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC (a Massachusetts corporation) (the "Company") as of December 31, 2016 and the related statements of operations, changes in Member's Equity, and cash flows for the year then ended. These financial statements are the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 and the determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bluerock Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Bluerock Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 23, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)

(a Massachusetts limited liability company)

Financial Report

December 31, 2016

Bluerock Capital Markets, LLC

Contents

(Insert Independent Auditor's Report)

Bluerock Capital Markets, LLC
Statement of Operations
Year Ended December 31, 2016

Revenue		
Commissions (Note 5)	$	7,398,933
Other Income		19
Total revenues	$	7,398,952
Expenses		
Commissions	$	5,861,856
Employment expenses		7,036,684
Travel and entertainment		1,938,157
Professional fees		298,597
General and administrative		1,206,018
Total expenses	$	16,341,312
Net Loss	$	(8,942,360)

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Balance Sheet
December 31, 2016

Assets

Cash	$	663,958
Accounts receivable		2,686
Prepaid expenses and other assets (Note 2)		730,030
Due from Related Party (Note 5)		175,052
Equipment and software - net (Note 4)		71,587
Total Assets	$	1,643,313

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued, and other liabilities	$	223,088
Payable to commissioned agents		410,000
Note payable (Note 8)		11,257
Total liabilities	$	644,345
Member's Equity	$	998,968
Total Liabilities and Member's Equity	$	1,643,313

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Statement of Member's Equity
Year Ended December 31, 2016

Balance - January 1, 2016	$	644,843
Net loss		(8,942,360)
Member contributions (Note 5)		9,296,485
Balance - December 31, 2016	$	998,968

See Notes to Financial Statements

Bluerock Capital Markets, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net loss	$	(8,942,360)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Depreciation		44,136
Operating assets:		
Increase in prepaid expenses and other assets		(30,280)
Increase in accounts and commissions receivable		(463,733)
Operating liabilities:		
Decrease in accounts payable, accrued, and other liabilities		(469)
Increase in payable to commissioned agents		210,000
Net cash used in operating activities	$	(9,182,706)
Cash Flows from Investing activities - cash paid for property and equipment	$	(44,290)
Cash Flows from Financing Activities		
Borrowings from note payable (Note 8)	$	61,303
Payments on note payable (Note 8)		(61,790)
Member Contributions		9,296,485
Net cash from financing activities	$	9,295,998
Net increase in cash	$	69,002
Cash - Beginning of year		594,956
Cash - End of year	$	663,958

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Notes to Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(1). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets, LLC (currently the Company's sole member) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Business Cycle – The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company's circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Cash - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. The Company periodically holds cash in excess of federally insured amounts.

Accounts Receivable – Accounts receivable are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commission Revenue and Expense – The Company recognizes commission revenue on the trade-date as securities transactions occur. The related commission expense payable to independent agents is also recorded on the same trade-date basis.

Income Taxes - Income or loss of the Company is allocated wholly to its sole member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the sole member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Commission Financing Agreement

On September 30, 2015, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and Northern Lights Distributors, LLC, a Nebraska limited liability company (the "Distributor"). The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12 month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund NAV and can fluctuate from month to month.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Prepaid expenses and other assets" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis, but does not include as a component of Accounts payable, accrued or other liabilities as of the balance sheet date because the Advanced Commissions does not meet the true definition of a liability as it will be recouped over the course of the next 12 months.

Note 2 – Commission Financing Agreement (Continued)

As of December 31, 2016, the Company paid total Advanced Commissions of $1,640,579, of which $1,085,606 has been recouped through Plan Fees, resulting in $554,974 in future recoupment, which is presented as a component of Prepaid expenses and other assets on the balance sheet.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $139,684, and net capital requirements of $42,956. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 4.61 to 1.

Note 4 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 85,835	3-5
Furniture and fixtures	14,540	5
Leasehold improvements	4,455	5
Computer software	141,958	5
Total Cost	246,788	
Accumulated Depreciation	(175,201)	
Net equipment and software	$ 71,587	

Depreciation expense was $44,136 for the year ended December 31, 2016.

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 5 - Related Party Transactions

For the year ended December 31, 2016, the entire amount of the Company's commission income, approximately $7.4 million, was earned from investor transactions in various investment funds related to the Company by common control.

As of December 31, 2016, the Company is due reimbursable expenses in the amount of $10,074 from a related entity through common ownership and commission income in the amount of $164,978 from a publically traded REIT. The publicly traded REIT is considered an affiliate because it is managed by an affiliate (related through common ownership) and executive management has a common member of the Company.

For the year ended December 31, 2016, the Company expensed $180,321 to Bluerock Real Estate Holdings, LLC, an entity related by common control, for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2016, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $9,296,485 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 6 -Leases

The Company leases space for an office in Newport Beach, California and New York, New York under operating leases through January 31, 2019 and June 29, 2017, respectively. The company leased office space for two offices (Suite A and Suite K) in Winter Park, Florida under operating leases that expired July 31, 2016 and April 30, 2016, respectively.

The Company subleased Suite A and Suite K in Winter Park, Florida to an unrelated party. Sublease payments commenced on September 1, 2013 and expired on July 31, 2016 for Suite A and commenced on January 1, 2015 and expired on April 30, 2016 for Suite K.

Minimum future rental payments under non-cancelable operating leases having the following payments:

Years Ending	Real Estate
12/31/2017	$123,137
12/31/2018	$54,083
12/31/2019	$4,638
Total future lease payments	$181,858

Note 7 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Note 8 - Note Payable

The Company entered into a premium finance agreement in the amount of $66,950 for an E&O Insurance Policy with a coverage period from April 1, 2016 through April 1, 2017. The loan carries an annual interest rate of 2.650%. As of December 31, 2016, the company has a remaining balance of $11,257 on the note payable. The remaining balance will be paid in 2017. Total interest expense related to this note was $815 and is presented as a component of General and administrative expense on the Statement of Operations for the year ended December 31, 2016.

Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 23, 2017, the date on which the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Bluerock Capital Markets, LLC

Schedule I - Computation of Aggregate Indebtedness
Net Capital Pursuant to Rule 15c3-1
December 31, 2016

Total ownership equity from statement of member's equity	$	998,968
Total nonallowable assets from balance sheet		859,284
Net capital before haircuts on securities positions	$	139,684
Haircuts on securities		-
Net capital	$	139,684
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	644,345
Minimum net capital required 6 2/3 % of A.I. (15 to 1)	$	42,956
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (Greater of 6 2/3% or Min dollar requirement)	$	42,956
Excess (Deficit) Net Capital	$	96,728

Statement Pursuant to Paragraph (d)(t) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the Unaudited Focus Report for December 31, 2016 filed on January 19, 2017.

Bluerock Capital Markets, LLC

Schedule II – Determination of Reserve Requirements
Information Relating to Possession or Control Requirements Under
Securities and Exchange Commission Rule 15c3-3
December 31, 2016

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.



Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Bluerock Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bluerock Capital Markets, LLC, and SIPC, solely to assist you and the other specified parties in evaluating Bluerock Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Bluerock Capital Markets, LLC's management is responsible for Bluerock Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the 2016 check register, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers , noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

East Lansing, Michigan
February 23, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS



Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Bluerock Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bluerock Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bluerock Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Bluerock Capital Markets, LLC stated that Bluerock Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bluerock Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bluerock Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

East Lansing, Michigan
February 23, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS



MEMBER FINRA | SIPC

BLUEROCK CAPITAL MARKETS, LLC EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 23, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bluerock Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA
- Bluerock Capital Markets, LLC claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2016
- Bluerock Capital Markets, LLC has met the identified exemption provisions of paragraph (k)(1) of Rule 15c3-3 throughout the year ended December 31, 2016, without exception.

Paul Dunn, Senior Managing Director

2/24/17

Date

Patrick Kendall, Director of Property Accounting

02-24-2017

Date


BLUEROCK™
CAPITAL MARKETS LLC
MEMBER FINRA | SIPC

February 23, 2017
Plante & Moran, PLLC
1111 Michigan Avenue
East Lansing, MI 48823

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Bluerock Capital Markets, LLC for the year ended December 31, 2016, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
4) As of December 31, 2016, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2016.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between [Date] and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement.
10) No events have occurred subsequent to December 31, 2016 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.
11) Your report is intended solely for the information and use of Bluerock Capital Markets, LLC and the Securities Investor Protection Corporation, Securities Exchange Committee, the Financial Industry Regulation Authority, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Paul Dunn, Senior Managing Director

Patrick Kendall, Director of Corporate Finance and Accounting


BLUEROCK
CAPITAL MARKETS LLC
MEMBER FINRA | SIPC

February 23, 2017

Plante & Moran, PLLC
1111 Michigan Avenue
East Lansing, MI 48823

Auditors:

We are providing this letter in connection with your audit of the financial statements of Bluerock Capital Markets, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We accept responsibility for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

We acknowledge our responsibility for the for the completeness of the financial statements, and design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error and for the design, implementation, and maintenance of internal control to prevent and detect fraud. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud. We also acknowledge our responsibility for providing you with all relevant information and access.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

For purposes of disclosure in this letter, individual matters related to financial amounts and disclosures should be considered material if in excess of $11,000. However, materiality limits do not apply to representations that are not directly related to amounts included in the financial statements or to any item regarding fraud by management or employees who have significant roles in internal control.

We confirm, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of the date of this letter, the following representations made to you during your audit.

Financial Statements

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 1, 2016, for the preparation and fair presentation of the financial statements and supplementary information in accordance with U.S. GAAP.
2. The financial statements referred to above are presented fairly in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We are unaware of any violations of U.S. GAAP in the Company's accounting principles and the practices and methods followed in applying them.

4. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.
5. There have been no changes during the year in the Company's accounting principles and practices or in the methods of applying them.
6. We are not aware of any litigation, claims, unasserted claims or assessments that should be accrued or disclosed in the financial statements. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Accounting Standards Codification Topic Section 450, "*Contingencies*".
7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
8. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
9. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
10. All borrowings and financial obligations of which we are aware are included in the financial statements and all borrowing arrangements of which we are aware are disclosed.
11. There are no:
    a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing agreements, guarantees and pledges of Company assets as collateral, including the provision of products or services without charge.
    b. Guarantees and pledges of Company assets as collateral, whether written or oral, under which the Company is contingently liable.
    c. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions or other requirements.
    d. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances. Agreements to repurchase assets previously sold.
    e. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    f. Other material liabilities or loss contingencies for which the risk that the Company will suffer a loss in excess of $11,000 is more than remote.
    g. Material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
    h. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
    i. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
12. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
13. The Company has satisfactory title to all owned assets and there are no liens or encumbrances on such assets nor has any asset been pledged.
14. All significant contracts and contracts not in the normal course of business entered into by the Company have been presented to you for your evaluation.
15. The Company has no deferred compensation plans or share based compensation plans sponsored by the Company, or any related party.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
17. All significant estimates and material concentrations, as hereinafter defined, known to us have been disclosed to you. Significant estimates are those estimates used in the development of accounting information that could change materially within the next year. Material concentrations refer to concentrations in the volume of business, revenue sources, the sources of supply, and markets in which we operate, that make us vulnerable to events that could occur within the next year that would have a significant disruptive effect on the Company.
18. We have made an assessment of the fair value of each of the Company's reporting units for the purpose of assessing recorded goodwill and all adjustments required as a result of those assessments have been recorded. We believe that the valuation methods and assumptions used to estimate the fair value of the Company's reporting units are reasonable and appropriate to the Company's circumstances.
19. No events or changes in circumstances have occurred that would indicate that intangible assets have been impaired or that the remaining useful lives of intangible assets subject to amortization should be adjusted. In addition, we have made an assessment of the fair value of all intangible assets not subject to amortization and all adjustments required as a result of those assessments have been recorded. We believe that the valuation methods and assumptions used to estimate the fair value of the Company's intangible assets are reasonable and appropriate to the Company's circumstances.
20. There are no variable interest entities for which the Company is the primary beneficiary that have not been properly consolidated by the Company. We are not aware of any side agreements that could materially affect the accounting for potential variable interest entities.
21. The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material tax liability is required to be recorded.
22. Our federal income tax returns have been examined by the Internal Revenue Service through December 31, 2015. Full information concerning all tax examinations has been made available to you.
23. The Company has no outstanding past-due share of the accounting support fee due to the PCAOB.
24. The latest available interim financial statements are as of January 31, 2017. These statements have been prepared on the same basis as that used for the statements you are auditing.
25. If we publish our financial statements in any manner that includes your auditor's report or any other reference to Plante Moran, it is understood that we will allow you to review such publication prior to production.

Information Provided

1. We have provided you with:
   a. Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;
   b. Additional information that you have requested from us for the purpose of the audit;
   c. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
2. The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.
3. All material transactions have been recorded in the accounting records and are reflected in the financial statements.
4. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
   a. Management;
   b. Employees who have significant roles in internal control; or

c. Others when the fraud could have a material effect on the financial statements.

5. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators or others.
6. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.
7. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
8. We understand and acknowledge our responsibility for presenting the information pursuant to Rule 17a-5 in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934, and we believe the Computation of Net Capital Pursuant to SEC Rule 15c3-1, including its form and content, is fairly presented in accordance with U.S. GAAP and Rule 17a-5. The methods of measurement and presentation of the Computation of Net Capital Pursuant to SEC Rule 15c3-1 have not changed from those used in the prior period. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are reasonable.
9. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
10. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.
11. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016 and through February 23, 2017.
12. Net capital computations prepared by us during the period January 1, 2016 through February 23, 2017 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. We are not subject to, and did not prepare, a reserve requirement calculation in accordance with SEC Rule 15c3-3.

13. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2016 or during the period January 9, 2017 through February 23, 2017, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).



Paul Dunn, Senior Managing Director

Patrick Kendall, Director of Corporate Finance and Accounting